Exhibit 3

Osmium Partners Believes Kirkland’s is Materially Undervalued and Urges its Board to Start a Strategic Review

Osmium Believes a Strategic Buyer Would Pay $7+ per Share for Kirkland’s

Osmium Urges Kirkland’s to Hold an Investor Day Before June 26, 2024

Dear Kirkland’s Board Members,

As the largest shareholder, Osmium believes that Kirkland’s share price trades at a material discount to what a strategic buyer would pay for the company. The management team at Kirkland’s, a well-known brand with a 50-year heritage, recently guided to full-year positive EBITDA for the first time in several years. Consequently, we believe the company is materially undervalued at 0.05x sales, or more than $35 in sales per share, including more than $9 in e-commerce sales per share. In addition, we believe a strategic alternative or partnership could create material equity value by leveraging Kirkland’s 330 brick-and-mortar retail stores to accelerate growth by cross-selling since management has implied nearly 40% incremental EBITDA margins. Shareholders witnessed the power of these margins for the fiscal year ending in January 2022, when Kirkland's generated approximately $50 million in EBITDA on approximately $560 million in revenue, and the share price cracked $27. Lastly, we believe a modest 1%+ same-store sales (SSS) comps and a 3-year growth plan based on opening 15 new stores annually (~$4.5M annual cost) and in strong markets Kirkland’s left during Covid and the southeast, where it has strong brand recognition, customer demand, and robust e-commerce business, would put Kirkland’s back on track to generate these numbers. As of January 2024, Kirkland’s has approximately a $75 million inventory and $34 million asset-based borrowing against it.

We Believe Kirkland’s Offers 5 Key Benefits to a Strategic Buyer

1.	Omni-Channel Retailer: approximately $470 million in revenue, including approximately $120 million in e-commerce revenue.
2.	Physical Retail Scale: approximately 2.7 million square feet of selling space across 330 stores (approximately 10,000 sq ft per store).
3.
High Incremental Margins: EBITDA profitable business with nearly 40% incremental EBITDA margins (we believe a strategic buyer can achieve $50 million in EBITDA and $560 million in revenue over the next three years with a 5% CAGR growth rate).

4.	E-commerce Returns: Ability to more efficiently manage returns for e-commerce-only retailers, which is a considerable source of losses.
5.	Large Unit Volumes: large-scale and well-known value brand with 7 million customer transactions annually and a large social media following.

A Potential Value Creation Plan
Best-in-class retailer Five Below (FIVE) is valued at 2.5x sales with a growth model based on annual 3% SSS comps and low-teens new store openings. We believe Kirkland’s brand power - 7 million yearly consumer transactions, 4 million strong customer loyalty program, $120 million e-commerce business, and 1 million+ followers across Facebook and Instagram – could drive new store openings annually with 1%+ SSS to help accelerate a return to $560 million in revenue and $50 million in EBITDA, which, if achieved, could re-rate the share price back to $27 based on a seven multiple of EBITDA. We also believe Kirkland’s physical store footprint is a uniquely valuable asset to pure-play e-commerce retailers such as Wayfair (W) and Beyond (BYON), which need an omnichannel strategy to manage returns more efficiently. According to industry experts, returns are approximately 15% of sales, which can create a negative 30% EBITDA margin. Currently, 75% of home furnishings are purchased in physical retail stores, and 25% are purchased online. In our opinion, Kirkland’s physical retail stores offer attractive white space opportunities since roughly 10-15% of the competition has liquidated over the last several years.

A Potential Return Profile for a Strategic Buyer
Based on Kirkland’s 2024 trajectory, we believe a strategic buyer paying $7 per share or $90 million could achieve a 57% IRR over three years by adding 45 new stores (1-3% SSS comps) and growing the top line by 5% to generate $560 million in revenue which would generate $50 million in EBITDA based on Kirkland’s near 40% incremental EBITDA margins. Put another way, we believe an acquirer could potentially generate a $350 million exit. In addition, Kirkland’s business model is capital efficient, achieving 25% ROE in 2022, and we believe its 10,000 square foot stores are the optimal size to maximize $1.4 million in revenue per store and 12%+ EBITDA margins vs. the current $1.1 million in revenue per store. Increasing revenue per store to $1.4 million from $1.1 million across 330 stores could result in $100 million in incremental revenue, which we believe would be especially valuable to a portfolio of brands for both public and private companies and private equity firms.

Why Now? Suppliers of Capital Coming out of Hibernation
We believe now is the time to explore strategic alternatives as the market is turning for the industry, and suppliers of capital are coming out of hibernation. Wayfair is up 100% off its low, Arhaus (ARHS) is up 100% off its low, Restoration Hardware (RH) is up 100% off its low, William Sonoma (WSM) is up 200% off its low, Nordstrom (JWN) and Macy’s (M) have go-private offers, and Hibbett (HIBB) was acquired for $1.1 billion last month. We believe the gap between Kirkland’s public and private market value is far too wide, and we need to see more evidence that the board is exploring all options to close this gap. We estimate that a strategic alternative would reduce Kirkland’s public market costs by approximately $4 million, which is 15% of its current $25 million market cap. Given Kirkland’s market cap, the favorable capital market conditions, and our firm belief the company holds significant strategic value for public and private companies and private equity, we expect the board to do what is in the best interest of shareholders and explore strategic alternatives in earnest.

Mr. Wilson Orr, Chairman of the Board
After serving nearly three decades on Kirkland’s board, Mr. Orr, on June 26, 2024, will ask shareholders to support him as Chairman for three more years; however, since the IPO in 2002, Kirkland’s shares have deteriorated by 87%. We urge Mr. Orr to direct management to release an investor presentation with a clear and comprehensive plan to drive equity value and host an investor day before June 26, 2024.

Sincerely,
John H. Lewis
Managing Partner
Osmium Partners

The foregoing letter contains “forward-looking” statements that are based on current expectations, estimates, forecasts and projections about Kirkland, its future performance, liquidity and Osmium’s beliefs and assumptions. These “forward-looking” statements include statements relating to, among other things, the value of Kirkland, the amount a strategic buyer would pay for Kirkland, the value of a strategic alternative or partnership and growth plan for Kirkland, Kirkland’s brand power, expected future financial results including EBITDA, and other statements that include words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "potential," "targets," "forecasts," "seeks," "could," "should" or the negative of such terms.  These statements involve risks and uncertainties that may cause results to differ materially from the statements set forth in this letter, including as a result of general conditions in the capital markets and general global economic conditions. The forward-looking statements in this letter speak only as of the date of this letter and are subject to uncertainty and changes. Osmium expressly disclaims any obligation or undertaking to provide publicly any updates or revisions to such statements to reflect any change in its expectations with regard thereto or any changes in the events, conditions or circumstances on which any such statement is based.

Further, the foregoing letter contains Osmium’s current views on the value of Kirkland’s securities and actions that may be taken to enhance the value of those securities.  Osmium’s views are based on its analysis of publicly available information and assumptions Osmium believes to be reasonable.  There can be no assurance that the information Osmium considered is accurate or complete, nor can there be any assurance that Osmium’s assumptions are correct.  The actual performance and results of Kirkland may differ materially from Osmium’s assumptions and analysis.  Osmium does not recommend or advise, nor does it intend to recommend or advise, any person to purchase or sell securities and no one should rely on this letter or any information contained herein to purchase or sell securities.  Although Osmium may state in the letter what it believes should be the value of Kirkland’s securities, this letter does not purport to be, nor should it be read, as an expression of any opinion or prediction as to the price at which such securities may trade at any time.  Osmium’s views and holdings of the securities mentioned in the letter could change at any time.

The foregoing letter may contain certain factual and statistical (both historical and projected) industry and market data and other information that was obtained by Osmium from independent, third-party sources that it deems to be reliable. However, Osmium has not independently verified such data or information or the reasonableness of the assumptions upon which such data and other information was based and therefore there can be no assurance as to the accuracy of such data or other information.